ERIC M. HELLIGE

Partner

Direct Tel: 212-326-0846

Fax: 212-326-0806

ehellige@pryorcashman.com

July 5, 2024

Via Edgar

Ms. Eiko Yaoita Pyles

Ms. Jean Yu

Mr. Thomas Jones

Mr. Geoffrey Kruczek

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Heritage Distilling Holding Company, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-279382

Ladies and Gentlemen:

On behalf of our client, Heritage Distilling Holding Company, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby file in electronic form the accompanying Amendment No. 1 to Registration Statement on Form S-1 of the Company (“Amendment No. 1”), marked to indicate changes to the Registration Statement on Form S-1 that was filed with the Securities and Exchange Commission (the “Commission”) on May 13, 2024.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated June 5, 2024 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 1. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

Securities and Exchange Commission

July 5, 2024

The Company has asked us to convey the following responses to the Staff:

Registration Statement on Form S-1

Capitalization, page 52

1.	Please address the following comments:

●	Please revise your disclosures in the 2nd bullet point of the introductory paragraph to include a discussion of transactions that are reflected in the Cash balance on a pro forma basis, including the amount of proceeds you received in each transaction. Please also revise your dilution disclosures to include similar information.

Response:	As requested by the Staff, the second bullet point of the introductory paragraph under the caption “Capitalization” on page 53 of Amendment No. 1 and the third paragraph under the caption “Dilution” on page 56 of Amendment No. 1 have been revised to discuss, among other matters, the two transactions that affected the cash balance in the capitalization table on a pro forma basis (the sale of additional convertible notes and sale of Series A Preferred Stock), including the amount of proceeds the Company received in each such transaction. In addition, the Company has included a footnote to the capitalization table further discussing such pro forma cash adjustments.

The Company has similarly revised the third bullet point of the introductory paragraph under the caption “Capitalization” to reflect the estimated amount of net proceeds to be received by the Company from this offering and its concurrent private placement of the Common Warrants that affected the cash balance in the table on a pro forma as adjusted basis.

●	We note that your discussions of items not reflected in the capitalization table on page 53-54 appear to include outstanding warrants that are not disclosed in your historical financial statements for the fiscal year ended December 31, 2023. Please revise to disclose all the outstanding warrants including the material terms of your agreements. Also disclose how you accounted for these warrants and your basis for the accounting treatment.

Response:	With respect to the outstanding warrants that appear in the list of items not included in the Capitalization table, we have confirmed that such warrants are disclosed in the Company’s historical financial statements for the fiscal year ended December 31, 2023 (see Note 5 - Convertible Notes (Page F-55); Note 7 - Warrant Liabilities (Page F-59); Note 8 - Fair Value Measurement (Page F-61); Note 9 - Stockholders’ Equity (Page - F-63); Note 16 - Subsequent Events (Page F-71 of Amendment No. 1)) or for the quarter ended March 31, 2024 (see Note 5 - Convertible Notes (Page F-18); Note 7 - Warrant Liabilities (Page F-23); Note 8 - Fair Value Measurement (Page F-25); Note 9 - Stockholders’ Equity (Page - F-28); Note 16 - Subsequent Events (Page F-36) of Amendment No. 1). As requested by the Staff, such discussions include the material terms of such warrants and how they were accounted for by the Company and the basis for such accounting.

With respect to the three tranches of warrants to be issued upon consummation of the offering, such warrants will expire on the 24, 42 and 60 month anniversaries of the closing of the offering. Pursuant to GAAP relating to the conditions for recognition of liabilities under ASC-480 or ASC-815, upon issuance, the Company will be accounting for these warrants as equity instruments, with both the related debit and credit entries being booked to (and offsetting within) the respective paid in capital account, reflecting net zero impact to pro forma as adjusted paid in capital, stockholders equity, and capitalization. As these warrants will not be issued and effective until the closing of this offering and there will be a net zero impact to the pro forma as adjusted column of the Capitalization table from the issuance of these warrants, the Company believes there is no accounting treatment for these warrants to be reflected in the Capitalization table at this time.

Securities and Exchange Commission

July 5, 2024

2.	We note your response to prior comment 2. Please address the following comments related to the calculation you provided in Annex A of your response letter dated May 13, 2024.

●	Tell us how you arrived at $(20,176,160) and $26,797,284 adjustments in the “Increase in Debt attributable to increased Fair Value and Exchange related costs” column and “(Exchange of Certain Debt)” column, respectively. In your response, also state whether this amount includes any transactions that occurred prior to December 31, 2023.

Response:	For the benefit of the Staff, we have annexed to this letter as Annex A a revised table of the Company’s calculations of (i) the per share increase in pro forma net tangible book value attributable to the conversion of convertible notes and proceeds from additional Whiskey Notes subsequent to September 30, 2023 through November 30, 2023, and (ii) the per share increase in pro forma net tangible book value per share attributable to new investors participating in this offering.

The changes in Fair Value in revised Annex A are based on valuation reports provided to the Company by its external valuation consulting firm (see the description of the valuation methodologies for these instruments on pages 83-84 of Amendment No. 1). The Company’s convertible promissory notes are recognized initially and subsequently at Fair Value, inclusive of their respective accrued interest at their stated interest rates, which are included in convertible notes on the Company’s consolidated balance sheets. The changes in the Fair Value of the convertible notes are recorded as “changes in fair value of convertible notes” as a component of other income (expenses) in the consolidated statements of operations. The changes in Fair Value related to the accrued interest components are also included within the single line of change in Fair Value of convertible notes on the consolidated statements of operations.

In revised Annex A, the Company began with the starting point of Convertible Notes (starting with the prior time period’s Fair Value), increased / (decreased) by the change in Fair Value between quarterly reporting periods. An increase / (decrease) in the Change in Fair Value results in a (loss) /gain on the income statement for the respective quarter.

In the move to pro forma (moving the debt from liability to equity), the Company recorded the then Fair Value reclassification of the debt to equity. At that point, the Fair Value of the debt is reclassified on the balance sheet from debt to stockholder’s equity.

The Company has updated Annex A with the values from the most recent reporting periods and added the extra steps in the process of reclassifying the debt to equity. To assist in the Staff’s review of the relevant values on Annex A, the revised Annex A has been updated to respond to this comment by BOLDING and italicizing specific dollar values to address the comment.

The BOLDED and italicized dollar values under the column headings “Exchange of Certain Debt into Equity (2022 and 2023 Convertible Notes)” - totaling $20,008,458 - and “Exchange of Certain Debt (2023 Series Whiskey Notes)” - totaling $23,322,064 - show the increases in equity related to the reclassification of the respective convertible note liabilities and related warrant liabilities into equity. A portion of the value is credited to retained earnings to reflect the anticipated gain in Fair Value during the period subsequent to March 31 through the date of this offering. The gain in Fair Value is the result of the aforementioned valuation work performed by the Company’s outside valuation experts taking into account the several factors described in Amendment No. 1 (see page reference above).

Securities and Exchange Commission

July 5, 2024

The $19,097,710 and $14,730,085 attributed to common stock is calculated by dividing the number of shares of common stock and prepaid warrants at the bottom of the column (on a post .57-for-1 split basis) into the respective dollar value of the notes and warrant liabilities at the top of the column, assuming $5.00 per share, which is the midpoint of the price range of the common stock set forth on the cover page of the prospectus. Inversely, the number shares of common stock can be derived by dividing the total dollar value of the respective categories by the assumed $5.00 per share value in this offering.

Please note the $20,008,458 is on the Company’s balance sheet as of March 31, 2024, while the $23,311,064 reduced by ($1,091,080) in the column to the left combines to yield the $22,19,984 reflected on the Company’s March 31, 2024 balance sheet as the Fair Value of the Convertible Whiskey Notes and their related warrant liability. The ($1,091,080) identified between the two sets of exchanges is the interim Fair Value adjustment applied to the Whiskey Notes through the date on which they were exchanged for common stock and pre-paid warrants in April 2024, subsequent to the March 31, 2024 reporting period close.

Please also note the $8,580,979 in retained earnings under the “Exchange of Certain Debt (2023 Series Whiskey Notes)” column header is the anticipated amount the Company expects to reflect as income in the fiscal quarter ending June 30, 2024 upon completion of this offering as those notes were exchanged for common stock and prepaid warrants in the second quarter.

As to the final request of the Staff in this comment, the values identified under the column heading of “Exchange of Certain Debt into Equity (2022 and 2023 Convertible Notes)” reflect the transactions of the notes exchanged for common stock and pre-paid warrants in November 2023, prior to December 31, 2023.

Please note that the share and per share values in revised Annex A take into account the impact of the Company’s 0.57-for-one reverse stock split that was effected by the Company on May 14, 2024.

●	We note that the “offering proceeds/net proceeds” column reflects the payment of the debt of 2,375,000, but the post offering pro forma net tangible book value does not appear to reflect the reduction of liabilities for that amount. Please revise accordingly.

Response:

The Company would like to alert the Staff that the purpose of Annex A is not to show the movement of liabilities as they relate to cash on the balance sheet; it is a schedule designed to reconcile stockholders’ equity with net tangible book value in calculating dilution and dilution per share. The repayment of debt does not impact net tangible book value because it reduces both cash (asset) and debt (liability) equally, thereby being neutral to net tangible book value.

As a result, the payment of the $2,375,000 in debt does not appear on this Annex. To see how the $2,375,000 debt payment impacts cash and liabilities, please see the line titled “Notes Payable, Current” in the table under the caption “Capitalization” on pages 53-54 of Amendment No.1, which reflects the $2,375,000 reduction in the amount of debt from $14,348,414 to $11,973,414. In addition, the pro form as adjusted column in this table shows the corresponding decrease in the cash balance resulting from the use of cash to pay down the debt. This is further documented in footnote 1 to the Capitalization table, which was added in response to the Staff’s comment on this matter.

Securities and Exchange Commission

July 5, 2024

●	Tell us how you arrived at 3,873,877 and 2,805,962 outstanding shares in the “Exchange of Certain Debt into Equity” column and “(Exchange of Certain Debt)” column, respectively. In this regard, show us how these number of shares tie in with your disclosures in your historical financial statements for the fiscal year ended December 31, 2023 (e.g., page F-19 and F-20).

Response:

The 3,873,877 and 2,805,962 outstanding shares of common stock in the previous Annex A were based upon an assumed pro forma 2-for-3 reverse stock split, which was the assumed ratio of the planned reverse stock split of the common stock at the time of the May 13, 2024 filing of the Company’s registration statement. Subsequent to May 13, 2024, the Company effectuated its actual .57-for-1 reverse stock split, as disclosed in Amendment No. 1. In the current Annex A and in Amendment No. 1, the number of shares on the line titled “Pre-Split – common stock” is the number of shares given to note holders in exchange for the relinquishment of their convertible notes. The numbers of shares referenced in the comment letter (3,873,877 and 2,805,962) are now actually 3,312,148 and 2,399,090, as shown on the updated Annex A on the line titled December 31 Shares Outstanding. Please note that the common stock and prepaid warrant numbers have been rounded down, taking into account fractional shares held by some stockholders after the .57-for-1 reverse stock split.

Under the column titled “Exchange of Certain Debt into Equity (2022 and 2023 Convertible Notes) in revised Annex A, the $19,097,710 is divided by $5.00 per share (the assumed price per share in this offering), yielding 3,819,542 shares of common stock, which is further split into 3,312,148 shares of common stock and 507,394 prepaid warrants.

Under the column titled “Exchange of Certain Debt (2023 Series Whiskey Notes) in revised Annex A, the $14,730,085 is divided by the same $5.00 per share, yielding 2,946,017 shares of common stock, which is further split into 2,399,090 shares of common stock and 546,927 prepaid warrants.

The historical financials for the year ended December 31, 2023 included in the Registration Statement that was filed by the Company on May 13, 2024 did not include an adjustment to the share and per share numbers for the proposed reverse stock split of the common stock because under applicable accounting rules, such financial statements could not be recast to reflect a reverse stock split that was anticipated but not yet effected. However, following the effective date of such reverse stock split, the share and per share numbers in the historical financial statements included in the Registration Statement were required to be adjusted to reflect such reverse stock split. The Company noted in the Registration Statement as originally filed that the share and per share values in such Registration Statement took into account the anticipated reverse stock split in all cases except for the audited financial statements.

After the .57-for-1 reverse stock split went into effect on May 14, 2024, and in preparation for the financial statements for the fiscal quarter ended March 31, 2024, the Company adjusted its full year 2023 financial statements to reflect the impact of the actual reverse stock split that took place. As a result, the share and per share amounts in the financial statements included in Amendment No.1 now give effect to the reverse stock split and consistent with the numbers of shares of common stock and prepaid warrants that are shown on the updated Annex A.

●	Tell us how the per share amounts and the post offering total number of shares of common stock outstanding in Annex A tie in with your dilution disclosure.

Response:

To respond to this comment, the Company has added labels to specific items in its updated Annex A as (A) through (E). The Company has also added a summary of formulas and steps to the updated Annex A table showing how each of the items labeled as (A) through (E) flow in the calculations to arrive at the final dilution values used in Annex A and in Amendment No. 1.

The Company has also set up the formulas in revised Annex A to show the impact of dilution with and without taking into account the outstanding prepaid warrants.

Securities and Exchange Commission

July 5, 2024

For example, before giving effect to the exchange of convertible notes for common stock, the Company applied the net tangible book value of ($46,331,841) divided by the relatively small number of shares of common stock then outstanding of 432,456 to arrive at ($107.14) per share. (A) divided by (B).

The Company then subtracted the 6,613,875 shares of common stock (giving effect to, among other things, the exchange of convertible notes for shares) by the negligible net tangle book value of $9,609. The $9,609 was derived taking into account the pro forma treatment of moving the liabilities associated with the convertible notes and warrants into equity, virtually zeroing out the large negative net tangible book value, but yielding almost $0 in dilution when rounded down to two decimal places. This is depicted as (D) - (C).

The analysis then moves across the table to give effect to the anticipated $9,061,177 in net tangible book value after this offering divided by the total shares of common stock of 8,113,875 anticipated to be outstanding after this offering, yielding $1.12 per share. Subtracting this anticipated $1.12 per share from the anticipated offering price of $5.00 per share yields a final dilution in the net tangible book value of ($3.88) per share. This is summarized in the box at the top of Annex A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 72

3.	We note that you are currently out of compliance with various financial and other debt covenants under the Silverview Loan agreement, and are in discussion with the lender to obtain a waiver. Please revise your disclosure to explain how violations of these covenants would impact the Company’s liquidity and capital resources if you are unable to obtain a waiver from the lender.

Response:	Please be advised that, as disclosed under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources” on pages 79-80 of Amendment No. 1, the Company has reached an agreement in principal with its senior secured lender on a significant loan modification package that will become effective upon the closing of this offering and that will (i) waive all past defaults, (ii) reduce the Company’s amortization payments going forward, and (iii) extend the maturity date of the loan by 18 months, which will allow the Company to reduce the amount of cash it pays over the next 18 months for debt service. The loan modification will also simplify the Company’s reporting requirements to the lender and the financial tests applicable to the Company related to covenants, which is expected to minimize the Company’s risk of defaults in the future. The Company believes the loan modification will allow the Company to use more cash to grow its business and allow the Company to work on possible options to refinance the debt as its revenues grow. The loan modification agreement will be filed as an exhibit to the Registration Statement prior to the date it becomes effective.

As a result of the agreement in principal reached with the Company’s senior lender and the disclosure discussing such agreement on pages 79-80 of Amendment No. 1, the Company believes no additional disclosure is required in response to this comment.

Securities and Exchange Commission

July 5, 2024

4.	Please revise to discuss the overdue and unpaid accounts payable mentioned on page 17 and the related impact on your liquidity. For example, discuss the potential demand for immediate payment of those amounts, how you would fund those payments and the impact on funds available to you. Also discuss whether, in light of your inability to pay vendors on a timely basis, there is a risk that these and other vendors may demand payment for services rendered up front and in full, rather than permitting you to pay on credit.

Response:	As requested by the Staff, additional disclosure has been added under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources” on pages 78-79 of Amendment No. 1, discussing the Company’s overdue and unpaid accounts payable and the impact of such payables on the Company’s liquidity. As requested, the Company has also added disclosure regarding the possibility that vendors may demand immediate payment of such payables, the risk of litigation relating to such overdue payables and the fact that any such demand or litigation may materially affect the Company’s business, financial condition or liquidity.

Notes to Condensed Consolidated Financial Statements

Note 5. Convertible Notes, page F-18

5.	We note your revised disclosures in response to prior comment 5. Your disclosures on page F-18 and F-26 state that the 2022 and 2023 Convertible Notes were “effectively exchanged” for shares of common stock and prepaid warrants, which doesn’t appear to be consistent with your response. If the intention of your disclosure here is to say that the noteholders agreed to such exchange, please clearly state as such and refrain from using the term such as “effectively exchanged” in your disclosures. As we note similarly confusing disclosures elsewhere, ensure the revisions are made to all disclosures throughout the filing.

Response:	As requested by the Staff, the Company has identified in the Registration Statement the disclosures where the accounting treatment of a transaction is to be “effective” only upon the closing of this offering. In each of those cases, the Company has revised the disclosure in Amendment No. 1 to make clear that the action has been taken at the date stated for the transaction, but that the accounting for the transaction will be effective only upon the closing of this offering as the closing is the final action that allows the Company to lift the contingency associated with the accounting treatment for the applicable transaction. The Company has also added clarity to and disclosure of the contingencies and their effectiveness in each instance where such disclosure occurs in Amendment No. 1.

Securities and Exchange Commission

July 5, 2024

Note 16. Subsequent Events, page F-34

6.	Please revise to disclose the terms of the new warrants which is expected to be issued with shares of the Company’s common stock in exchange for Whiskey Special Ops 2023 Notes and related warrants. Also tell us your basis for classifying the new warrants in equity.

Response:	Please be advised that the warrants originally issued in connection with the issuance of the Whiskey Special Ops 2023 Notes were relinquished and canceled as part of the negotiated exchange of such promissory notes for common stock. In connection with such exchange, the holders of the Whiskey Special Ops 2023 Notes received common stock, or pre-paid warrants in lieu of common stock that can be exercised after the closing of this offering, subject to limitations or restrictions placed on such warrants. The warrants that were originally issued in connection with the issuance of the Whiskey Special Ops 2023 Notes were exercisable at a price per share equal to the price of the common stock to be sold in this offering. Those warrants are no longer outstanding and former holders of the Whiskey Special Ops 2023 Notes did not receive any replacement warrants.

Separately, in connection with the exchange of the Company’s 2022 convertible notes for common stock, holders of such convertible notes retained the warrants originally issued in connection with the issuance of such convertible notes, but agreed to fix the exercise price of such warrants at $6.00 per share, thereby removing the floating price optionality. The fixing of the exercise price of such warrants allowed the Company to reclassify the fair value associated with such warrants from liability to equity on a pro forma basis, per ASC Topic 420.

As requested by the Staff, the Company has revised the disclosure in “Note 16. Subsequent Events” to the Company’s financial statements for the year ended December 31, 2023 currently on pages F-71 through F-73 of Amendment No. 1 to more accurately describe the terms of the currently outstanding warrants and the basis for classifying such warrants in equity.

*       *       *

Securities and Exchange Commission

July 5, 2024

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 1 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Mr. Justin Stiefel
Heritage Distilling Holding Company, Inc.

Annex A - Page 1

Heritage Distilling Company

Dilution Table Calculations

As of March 31, 2024

Dilution:

The following table illustrates this dilution on a per share basis to new investors:

Assumed initial public offering price per share		$ 5.00

Historical net tangible book value (deficit) per share
as of September 30, 2023	$ (107.14)
Increase in pro forma net tangible book value attributable
to conversion of certain of our indebtedness	$ 107.14
Pro forma net tangible book value (deficit) per share
as of September 30, 2023, before giving effect to this offering	$ -
Increase in pro forma net tangible book value per share
attributable to new investors participating in this offering	$ 1.12
Pro forma as adjusted net tangible book value
per share after this offering		$ 1.12
Dilution in pro forma net tangible book value
per share to new investors participating in this offering		$ 3.88

Annex A - Page 2

		Net Tangible Book Value
		Historical March 31, 2024	Pro Forma Activity											Pro Forma March 31, 2024		IPO related Activity			Pro Forma As Adjusted March 31, 2024
			Exchange of Certain Debt into Equity (2022 and 2023 Convertible Notes)		Change in Fair Value of (Whiskey Notes) through date of Exchange	Exchange of Certain Debt (2023 Series Whiskey Notes)		Warrants Reclassified to Equity as Exercise Price now Fixed at $6.00	Certain Warrants Exchanged for Common Stock	TTS Acquisition - Post acquisition Date IPO Share Price true-up	Exercise of Prepaid Warrants		New Preferred Stock Offering - Q2 2024	(Post Conversion of Certain Debt)		(The Offering / Net Proceeds)		Deferred Offering Costs - Reclassified to Shareholders Equity	(Post Offering)
		(C)												(D)	(D1)				(E)

	Common Stock	$ 31,422,020	$19,097,710			$14,730,085		$1,612,322	$600,105	$670,686				$68,132,928		$6,900,000	$2,300,000	$(1,705,000)	$75,627,928
	Preferred Stock	$ -											$1,830,000	$ 1,830,000					$ 1,830,000
	Retained Earnings	$(74,391,637)	$ 910,748		$(1,091,080)	$ 8,580,979			$(600,105)					$(66,591,095)					$(66,591,095)
Shareholders Equity:		$(42,969,617)	$20,008,458	$ -	$(1,091,080)	$23,311,064	$ -	$1,612,322	$ -	$670,686	$ -	$ -	$1,830,000	$ 3,371,833	$ -	$6,900,000	$2,300,000	$(1,705,000)	$10,866,833
	Less: Deferred Offering Costs	$ (1,556,568)												$ (1,556,568)		$ (111,324)	$ (37,108)	$1,705,000	$ -
	Less: Intangibles and Goodwill	$ (1,486,997)												$ (1,486,997)					$ (1,486,997)
	Less: Unamort. Debt Issue Costs	$ (318,659)												$ (318,659)					$ (318,659)
	Less: Use of Proceeds	$ -												$ -		$ -			$ -
(A)	Net Tangible Book Value	$(46,331,841)	$20,008,458		$(1,091,080)	$23,311,064		$1,612,322	$ -	$670,686	$ -		$1,830,000	$ 9,609		$6,788,676	$2,262,892	$ -	$ 9,061,177

		Shares	Shares	Prepaid Warrants	Shares	Shares	Prepaid Warrants	Shares	Shares	Shares	Shares	Prepaid Warrants	Shares	Shares	Prepaid Warrants	Shares	Prepaid Warrants	Shares	Shares	Prepaid Warrants
December 31, 2024 Shares Outstanding - Pre .57 for 1 Reverse Split			3,819,542			2,946,017
	Pre- Split - common stock	669,550	5,810,830	890,166		4,208,960	959,520							10,689,340	1,849,686				10,689,340	1,849,686
	Post- Split-calculated	381,644	3,312,173	507,395		2,399,107	546,926							6,092,924	1,054,321				6,092,924	1,054,321
	Rounding	(160)	(25)	(1)		(17)	1							(202)	-				(202)	-
														-					-
December 31 Shares Outstanding		381,484	3,312,148	507,394	-	2,399,090	546,927	-	-	-	-	-	-	6,092,722	1,054,321	-		-	6,092,722	1,054,321
Q1 Activity
	Acquisition of TTS	50,972								83,165				134,137	-				134,137	-
	Exchange of Certain Warrants for Common Stock								260,125					260,125	-				260,125	-
	Exercise of Prepaid Warrants										126,891	(126,891)		126,891	(126,891)				126,891	(126,891)
	IPO PPD Warrants													-			500,000		-	500,000
	IPO Shares													-		1,500,000	-		1,500,000	-
(B)	March 31, 2024 Common Stock Outstanding	432,456	3,312,148	507,394	-	2,399,090	546,927	-	260,125	83,165	126,891	(126,891)	-	6,613,875	927,430	1,500,000	500,000	-	8,113,875	1,427,430
	March 31, 2024 Preferred Stock Outstanding												183,000	183,000					183,000

	Dilution Calculations NOT INCLUDING Prepaid Warrants
	(A) / (B)	$ (107.14)												$ -					$ 1.12
	(D) - (C)		$ 107.14
	(E) - (D)															$ 1.12

	Calculations INCLUDING Prepaid Warrants
	(A) / (B)	$ (107.14)													$ -					$ 0.95
	(D1) - (C)			$ 107.14
	(E) - (D1)																	$ 0.95

Summary of Common Stock Activity
March 31, 2024 Common Stock Outstanding		432,456													432,456					432,456
	(i) Acquisition of TTS-True Up Shares									83,165					83,165					83,165
	(ii) Exercise of Prepaid Warrants										126,891				126,891					126,891
	(iii) Exchange of Notes and Warrants		3,312,148			2,399,090			260,125						5,971,363					5,971,363
	IPO Shares															1,500,000				1,500,000
		432,456													6,613,875					8,113,875

Summary of Prepaid Warrants Activity
March 31, 2024 Prepaid Warrants Outstanding		-													-					-
	Exchange of Notes and Warrants			507,394			546,927								1,054,321					1,054,321
	(ii) Exercise of Prepaid Warrants											(126,891)			(126,891)					(126,891)
	IPO Common Warrants																500,000			500,000
		-													927,430					1,427,430